December 28, 2010

Scott R. Plummer

5228 Ameriprise Financial Center

Minneapolis, MN 55474

(612) 671-1947

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-1004

Attn: Mark Cowan

Re: RiverSource Variable Series Trust (the “Registrant”); File No. 333-169602

Dear Mr. Cowan:

On behalf of the Registrant, we are today filing, pursuant to Rule 485(b) under the Securities Act of 1933, as amended, Post-Effective Amendment No. 1 (the “Amendment”) to the Registrant’s registration statement on Form N-14, as initially filed on September 27, 2010 (the “Registration Statement”). The Amendment is being submitted to update certain data in the Registration Statement, to respond to comments from the staff of the Securities and Exchange Commission and to make other non-material changes. The Amendment relates to the issuance of shares in connection with the reorganizations of:

1) the Columbia Large Cap Value Fund, Variable Series series of Columbia Funds Variable Insurance Trust (File No. 811-05199) into the RiverSource Variable Portfolio—Diversified Equity Income Fund series of the Registrant;

2) the Columbia Mid Cap Value Fund, Variable Series series of Columbia Funds Variable Insurance Trust into the RiverSource Variable Portfolio—Mid Cap Value Fund series of the Registrant;

3) the Columbia Federal Securities Fund, Variable Series series of Columbia Funds Variable Insurance Trust into the RiverSource Variable Portfolio—Short Duration U.S. Government Fund series of the Registrant; and

4) the Columbia International Fund, Variable Series series of Columbia Funds Variable Insurance Trust into the Threadneedle Variable Portfolio—International Opportunity Fund series of the Registrant (collectively, the “Reorganizations”).

The Amendment is proposed to become effective immediately upon filing. The Amendment does not contain any disclosure relating to the Registrant that would, in our view, render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Please direct all of your questions and/or comments regarding this filing to Brian McCabe of Ropes & Gray LLP at 617.951.7801 or Brian.McCabe@ropesgray.com, or, in his absence, to Christopher Petersen of Ameriprise Financial at 612.671.4321 or christopher.o.petersen@ampf.com.

Very truly yours,

/s/ SCOTT R. PLUMMER
Scott R. Plummer Vice President, General Counsel and Secretary RiverSource Variable Series Trust